FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


For the month of October (Report No. 2)

Commission File Number: 0-29742

                                  Retalix Ltd.

                 (Translation of registrant's name into English)

                    10 Zarhin Street, Ra'anana 43000, Israel
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                            Form 20-F X            Form 40-F________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                  Yes____        No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

                                    CONTENTS

This report on Form 6-K of the registrant consists of the following documents, which are hereby attached hereto and incorporated by reference herein:

99.1 Press Release: Thomas & Howard Company Drives Efficiencies, Powers Profits with Retalix Software Solutions for Food Distributors.
        Dated: October 1, 2007.

99.2 Press Release: PetroChina Selects Retalix Point-Of-Sale and Fuel Software Solutions. Dated: October 23, 2007.

99.3 Press Release: Major Release of Retalix PowerWarehouse Improves Warehouse Management for Food Distributors.
         Dated: October 24, 2007.

99.4 Press Release: Retalix, KSS Retail and Willard Bishop to Provide Grocers a Comprehensive Solution for Price Management.
         Dated: October 25, 2007.

99.5 Press Release: Retalix Expands Transportation Software Solutions for Grocers and Food Distributors. Dated October 29, 2007.


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                     RETALIX LTD.

Date:    November 1, 2007                            By: /s/ Guy Geri
                                                     ---------------------
                                                     Guy Geri, Controller

                                  EXHIBIT INDEX

Exhibit Number                      Description of Exhibit

99.1    Press Release: Thomas & Howard Company Drives Efficiencies,
        Powers Profits with Retalix Software Solutions for Food Distributors.
        Dated: October 1, 2007.

99.2 Press Release: PetroChina Selects Retalix Point-Of-Sale and Fuel Software Solutions. Dated: October 23, 2007.

99.3 Press Release: Major Release of Retalix PowerWarehouse Improves Warehouse Management for Food Distributors.
        Dated: October 24, 2007.

99.4 Press Release: Retalix, KSS Retail and Willard Bishop to Provide Grocers a Comprehensive Solution for Price Management.
        Dated: October 25, 2007.

99.5 Press Release: Retalix Expands Transportation Software Solutions for Grocers and Food Distributors. Dated October 29, 2007.